Exhibit to Item 77K

Changes in Registrant's Certifying Accountant

On December 3, 2008, KPMG LLP resigned as the principal accountants for Cadogan Opportunistic Alternatives Fund, LLC (the “Registrant”).  On May 6, 2009, the Audit Committee and the Board of Directors of the Registrant approved the appointment of Eisner LLP as its principal accountants.

The audit report of KPMG LLP on the Registrant’s financial statements as of March 31, 2008 and for the fiscal period from August 1, 2007 (commencement of operations) to March 31, 2008 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

During the Registrant’s fiscal period ended March 31, 2008, and the subsequent interim period through December 3, 2008, there were no (i) disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused KPMG LLP to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events pursuant to paragraph (v) of Item 304(a)(1) of Regulation S-K.

The Registrant has requested KPMG LLP to furnish a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of that letter dated May 29, 2009, from KPMG LLP is filed as Exhibit 77Q(1)to this Form N-SAR.